SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 2019

Commission File Number 0-28800

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DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower

160 Jan Smuts Avenue, Rosebank

 South Africa, 2196

(Address of principal executive offices)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☑

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2019, incorporated by reference herein:

Exhibit

99.1     Release dated May 22, 2019, “SHARE purchase programme”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: May 22, 2019                                              By: /s/ Riaan Davel

                                                                                        Name: Riaan Davel

                                                                                        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE Share Code: DRD

ISIN: ZAE000058723

NYSE trading symbol: DRD

(“DRDGOLD” or “Company”)

SHARE REPURCHASE PROGRAMME

DRDGOLD shareholders (“Shareholders”) are advised that the Company has established a share repurchase programme in terms of which the Company  and / or its subsidiaries may repurchase up to 5 million ordinary shares (“DRDGOLD  Shares”), being 0.7% of the Company’s issued share capital, for an aggregate consideration not exceeding R14 million, pursuant to and in accordance with the authority granted by Shareholders at the Company’s annual general meeting held on Friday, 30 November 2018 (“Repurchase Programme”).

The Repurchase Programme will commence on 22 May 2019 and will extend to and will terminate upon the expiry of the General Authority, being the date of the next annual general meeting of the Company or Friday, 28 February 2020, whichever is the earlier date.

DRDGOLD Shares purchased in terms of the Repurchase Programme may not be made at a price greater than 10% above the volume weighted average trading price of DRDGOLD Shares over the five trading days immediately preceding any particular repurchase and will be effected through the order book operated by the JSE Limited, without any prior understanding or arrangement between the Company  and / or its subsidiaries and the counterparties.

The Repurchase Programme may be discontinued at any time and the Company  and / or its subsidiaries have no obligation to repurchase any amount of DRDGOLD Shares under the Repurchase Programme.

Johannesburg

22 May 2019

Sponsor

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